Exhibit 99.1

James Hardie Industries plc

Level 3
22 Pitt Street
Sydney NSW 2000 Australia

5 November 2012	Tel: 02 8274 5239
Fax: 02 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia

The Manager

ASX Market Announcements

ASX

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

James Hardie will conduct a management briefing on its 2nd Quarter and Half-Year FY13 Results on Thursday, 15 November 2012.

Analyst/Investor and Media briefing:

A physical briefing for analysts/investors and media will be held at the Museum of Sydney, corner of Bridge and Phillip Street, Sydney. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:

Time:     10.00am (AEDT)

Dial-in: +61 2 9007 3187

Participant passcode: 728434

URL: http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully

/s/ Sean O’Sullivan

SEAN O’SULLIVAN

VICE PRESIDENT – INVESTOR AND MEDIA RELATIONS

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), Alison

Littley, James Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719